Exhibit 99.1

News Release

NORBORD REPORTS THIRD QUARTER 2017 RESULTS; INCREASES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q3 2017 HIGHLIGHTS

•	Adjusted earnings of $1.39 per diluted share, more than double Q3 2016

•	Adjusted EBITDA of $200 million, $85 million higher than Q3 2016

•	First board produced at both Huguley, Alabama and Inverness, Scotland mills

•	North Central benchmark OSB price averaged $409 per Msf, up 36% from Q3 2016

•	Declared quarterly dividend of C $0.60 per share for shareholders of record on December 1, 2017 – a 20% increase

TORONTO, ON (October 27, 2017) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $200 million for the third quarter of 2017 versus $115 million in the third quarter of 2016 and $165 million in the second quarter of 2017. The improvement is primarily due to higher North American oriented strand board (OSB) prices and shipment volumes. North American operations generated Adjusted EBITDA of $184 million compared to $106 million in the same quarter last year and $157 million in the prior quarter. European operations delivered Adjusted EBITDA of $14 million versus $10 million in the same quarter last year and $9 million in the prior quarter.

“Our third quarter performance continued to accelerate and we delivered our best Adjusted EBITDA result in 13 years,” said Peter Wijnbergen, Norbord’s President and CEO. “In North America, our shipment volumes increased 5% and benchmark OSB prices were 36% higher year-over-year due to already strong OSB demand that was pushed even further by the hurricanes in the US south. In Europe, our financial performance is back on track as improved panel prices outpaced the currency translation headwind from the weaker Pound Sterling and the negative impact of higher resin prices.”

“I am pleased to report that our Huguley, Alabama mill and the new line at our Inverness, Scotland mill both produced first board in September and started production in October. Once fully ramped up, this additional capacity will help us fulfill contract requirements for next year and serve rapidly growing customer demand in both our North American and European markets.”

Norbord recorded Adjusted earnings of $121 million or $1.39 per diluted share ($1.40 per basic share) in the third quarter of 2017 versus $58 million or $0.67 per diluted share ($0.68 per basic share) in the third quarter of 2016 and $95 million or $1.10 per share (basic and diluted) in the second quarter of 2017. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q3 2017	Q2 2017	Q3 2016	9 mos 2017	9 mos 2016
Earnings	130	97	55	276	122
Adjusted for:
Loss on disposal of assets	2	2	—	9	—
Stock-based compensation and related costs	1	1	1	3	1
Pre-operating costs related to Inverness project	1	—	—	1	—
Costs to achieve merger synergies	—	—	4	—	7
Costs related to High Level, Alberta fire	—	—	—	—	1
Reported income tax expense	32	30	19	75	32

Adjusted pre-tax earnings	166	130	79	364	163
Income tax expense at statutory rate	(45)	(35)	(21)	(98)	(43)

Adjusted earnings	121	95	58	266	120

Market Conditions

In North America, year-to-date US housing starts were up 3% versus the same period in 2016 with single-family starts (which use approximately three times more OSB than multi-family) up by 9%. The seasonally adjusted annualized rate (SAAR) was 1.13 million in September, 6% higher than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.22 million. Both the starts and permits SAAR numbers for September were negatively impacted by the hurricanes in Texas and Florida. The consensus forecast from US housing economists is approximately 1.21 million starts in 2017, which suggests a 3% year-over-year improvement, with the single family component at 71%, up from 67% in 2016.

North American benchmark OSB prices increased significantly in the third quarter of 2017 as new home construction activity and OSB demand continue to improve. OSB demand was pushed even further in the quarter due to hurricanes in the US south. Benchmark OSB prices increased steadily in all regions throughout the quarter and continued to reach multi-year highs, with the North Central benchmark OSB price averaging $409 per Msf (7/16-inch basis) for the quarter. The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q3 2017	Q2 2017	Q3 2016
North Central	16%	409	330	301
South East	33%	354	320	256
Western Canada	32%	388	324	265

In Europe, Norbord’s core panel markets continued to strengthen, with double-digit year-over-year OSB demand growth in both the UK and Germany. In local currency terms, average panel prices were up 12% from the same quarter last year and 6% versus the prior quarter.

Performance

North American OSB shipments increased 5% year-over-year due to increased mill productivity, and were in line with the prior quarter due to the approximately two weeks of lost production at the 100 Mile House, BC mill resulting from wildfire evacuations. Year-to-date, approximately 25% of Norbord’s North American OSB sales volume went to specialty end-uses (industrial applications and export markets), which is continued progress toward the Company’s long-term goal of 50%. Norbord’s operating North

American OSB mills produced at 97% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Chambord, Quebec), up from 95% in the same quarter last year and down from 99% in the prior quarter. Capacity utilization decreased quarter-over-quarter due to weather-related curtailments (wildfires in British Columbia and hurricanes in the US south) taken during the quarter.

Norbord’s North American OSB cash production costs per unit (before mill profit share) increased 2% compared to the prior quarter and 4% versus the same quarter last year. Costs increased versus both comparative quarters due to the stronger Canadian dollar relative to the US dollar and costs related to preparing the Huguley mill for restart. The year-over-year increase was further impacted by higher resin prices.

In Europe, Norbord’s shipments were 8% higher than the same quarter last year and in line with the prior quarter. The European mills produced at 100% of stated capacity in the quarter compared to 99% in the same quarter last year and 105% in the prior quarter. Capacity utilization increased year-over-year due to improved productivity, while the quarter-over-quarter decrease was due to annual maintenance shuts taken at three mills.

The Company generated $1 million of Margin Improvement Program (MIP) gains year-to-date from improved mill productivity, partially offset by the timing of annual maintenance shuts and related costs as well as costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products growth strategy. MIP gains are measured relative to the prior year at constant prices and exchange rates.

The Company’s $135 million modernization and expansion of its Inverness, Scotland OSB mill is substantially complete and the new line was put into production subsequent to quarter-end. The Huguley mill restarted production subsequent to quarter-end with the goal of achieving a sufficient run rate by the end of the first quarter of 2018 to meet customer commitments for next year. A breakdown of capital spending on these and other projects is as follows:

$ millions	Q3 2017	9 mos 2017
Regular capital expenditures, including intangible assets	35	98	(1)
Inverness project	38	93

Total	73	191

(1)	Includes $37 million to prepare the Huguley, Alabama mill for restart

Norbord’s 2017 capital expenditures (excluding the Inverness project) are expected to be $145 million. Looking ahead to next year’s capital expenditures, while the Company is still in the process of finalizing its capital plans, the 2018 capital expenditures target is expected to be approximately $150 million. This will include investments to improve production efficiency and reduce manufacturing costs across the Company’s mills as well as to maintain high standards for environmental and safety performance. It will also include investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

Operating working capital was $156 million at quarter-end, unchanged from the end of the same quarter last year and down from $181 million at the end of the prior quarter. Quarter-over-quarter, working capital decreased due to higher accrued capital expenditures related to the Inverness project and higher incentive program accruals, which were only partially offset by the impact of higher North American OSB prices on accounts receivable. Working capital continues to be managed at minimal levels across the Company.

At quarter-end, Norbord had unutilized liquidity of $476 million, consisting of $126 million in cash and $350 million in unused credit lines. The Company’s tangible net worth was $1,128 million and net debt to total capitalization on a book basis was 28%, with both ratios well within bank covenants.

Developments

On August 2, 2017, Norbord announced a bought deal secondary offering with a syndicate of underwriters through which a fund managed by Brookfield Asset Management Inc. (Brookfield) agreed to sell 3,550,000 common shares of Norbord at an offering price of $42.35 per common share. On August 9, 2017, upon closing of the offering, Brookfield’s ownership of the Company decreased from approximately 53% to 49%. Norbord did not receive any proceeds from the offering.

On October 13, 2017, a fund managed by Brookfield completed a distribution of 7,069,705 common shares of Norbord to its fund investors. Upon completion of the distribution, Brookfield owned or controlled 34,787,535 or approximately 40% of the common shares of Norbord.

Dividend

The Board of Directors declared a quarterly dividend of C $0.60 per common share, payable on December 21, 2017 to shareholders of record on December 1, 2017. This is a C $0.10 per common share or 20% increase over last quarter’s level. The increase reflects the strength in North American benchmark OSB prices this year and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the continuing expectation that free cash flow will be sufficient to fund current growth and other attractive capital investment commitments for the foreseeable future. Any dividends reinvested on December 21, 2017 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares from Norbord’s treasury.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

Norbord also announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to renew its normal course issuer bid in accordance with TSX rules. Under the bid, Norbord may purchase up to 5,142,773 of its common shares, representing 10% of the Company’s public float of 51,427,739 as of October 20, 2017, pursuant to TSX rules (a total of 86,387,210 Common Shares were issued and outstanding as of such date).

Purchases under the bid may commence on November 3, 2017, and will terminate on the earlier of November 2, 2018, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the open market by Norbord through the facilities of the TSX, the New York Stock Exchange or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Norbord’s average daily trading volume on the TSX during the last six calendar months was 201,830 common shares. Daily purchases of common shares will not exceed 50,457 subject to the Company’s ability to make “block” purchases under the rules of the TSX. Under its prior bid that commenced on November 3, 2016 and expires on November 2, 2017, Norbord previously sought and received approval from the TSX to repurchase up to 4,280,997 common shares. Norbord did not acquire any common shares under such bid in the past 12 months.

Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.

Additional Information

Norbord’s Q3 2017 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, October 27, 2017 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until November 26, 2017 by dialing 1-888-203-1112 or 647-436-0148 (passcode 8525181 and pin 5602). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 2, 2017 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q3 2017 Management’s Discussion and Analysis dated October 26, 2017.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, non-recurring or other items, and Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate, and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q3 2017 Management’s Discussion and Analysis dated October 26, 2017 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

October 27, 2017

To Our Shareholders:

This was another excellent quarter for Norbord and the second consecutive quarter of our best financial results in more than a decade. We continue to deliver strong operational results in both North America and Europe, along with a much improved safety performance, as we benefit from growing demand for our products and robust market conditions. Our sales volume increased over the same period last year and, combined with strong OSB prices, we generated Adjusted EBITDA of $200 million and Adjusted earnings of $1.39 per diluted share.

In North America, overall OSB demand was strong, driven by improving new home construction activity, particularly in the single-family component. We also saw steadily increasing demand from our non-housing customers, with year-over-year sales volume growth into all other end-use segments. So far this year, 87% of our incremental sales volume was in specialty and housing value-added products, representing continuing progress against our long-term diversification strategy.

During the quarter, we also saw the devastating effects of hurricanes in Texas, Florida and across the southern US. As part of the response effort, Norbord donated $1 million to the Home Builders Institute (HBI). This donation builds on our recent collaboration with HBI through our successful “Thank a Framer” campaign which recognizes the dedicated tradespeople who are the backbone of the homebuilding industry. Combined, these initiatives with HBI will help support and train a new generation of skilled tradespeople that our industry needs and who can contribute to the recovery effort.

In Europe, our results are now above our long-term quarterly trend, as Adjusted EBITDA increased to $14 million. Demand for OSB continues to grow in all of our core European markets on the strength of rapid substitution away from plywood as well as improved economic growth. This has contributed to price realizations which have offset higher resin costs and currency translation effects.

Our balance sheet continues to strengthen in step with our operating performance, as we generated over $200 million in operating cash flow and finished the quarter with more than $470 million of liquidity. Our improved performance was recognized by Standard & Poor’s which recently upgraded our credit rating to BB (stable). We also continue to prioritize returning excess cash to our shareholders. Reflecting our robust operating cash flow and the positive market outlook for our products, our Board approved a quarterly dividend of C $0.60 per share which represents a 20% increase over last quarter’s level.

We recently achieved two important milestones with our strategic projects:

The Huguley, Alabama mill produced first board last month and has since restarted production. We expect to achieve a sufficient run rate by the end of the first quarter of 2018 to fulfill our customer contract requirements for next year and support our specialty products growth strategy.

In Inverness, Scotland, the new production line at our expanded mill also produced first board in September, with our team bringing the project to this point ahead of schedule and on budget. As the new line ramps up, the additional capacity will reduce our manufacturing cost and position the Company to benefit from the strong OSB demand growth we are seeing in our core European markets.

Finally, I will note that as previously announced, Brookfield Asset Management’s ownership position of Norbord decreased from approximately 53% to 40% following a secondary offering in August, and a distribution of shares to investors in one of its funds in October. We see these both as positive developments as more than 10 million additional shares have been added to our public float.

Looking ahead, our Company has momentum and the demand picture in both North America and Europe remains favourable. The incremental capacity we have added at Huguley and Inverness will help ensure we are able to meet strong and growing customer demand in both our key geographies. While it is normal to expect some softening of OSB prices as we move into the typically slower winter construction season, prices remain considerably above the long-term average. We continue to prudently allocate our capital in a way which reflects the nature and growth of our industry, while ensuring the long-term strength of our Company.

As always, we thank our shareholders for their investment in and support for Norbord.

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2016 Management’s Discussion and Analysis dated February 2, 2017 and Q3 2017 Management’s Discussion and Analysis dated October 26, 2017.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and non-recurring or other items, Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate, and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s Q3 2017 Management’s Discussion and Analysis dated October 26, 2017 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Sep 30, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents	$126	$161
Accounts receivable	202	141
Inventory	200	185
Prepaids	12	10

	540	497
Non-current assets
Property, plant and equipment	1,382	1,262
Intangible assets	24	22
Deferred income tax assets	4	4
Other assets	1	14

	1,411	1,302

	$1,951	$1,799

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$258	$218
Taxes payable	37	1
Current portion of long-term debt	—	200

	295	419
Non-current liabilities
Long-term debt	548	546
Other liabilities	28	27
Deferred income tax liabilities	182	157

	758	730

Shareholders’ equity	898	650

	$1,951	$1,799

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions, except per share information)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Sales	$578	$453	$1,581	$1,284
Cost of sales	(381)	(340)	(1,110)	(1,015)
General and administrative recovery (expense)	1	(3)	(7)	(8)
Depreciation and amortization	(27)	(23)	(78)	(68)
Loss on disposal of assets	(2)	—	(9)	—

Operating income	169	87	377	193
Non-operating expense:
Finance costs	(7)	(13)	(26)	(39)

Earnings before income tax	162	74	351	154
Income tax expense	(32)	(19)	(75)	(32)

Earnings	$130	$55	$276	$122

Earnings per common share
Basic	$1.51	$0.64	$3.21	$1.43
Diluted	1.50	0.64	3.18	1.42

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Earnings	$130	$55	$276	$122
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	4	1	(2)	(11)
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	10	(10)	27	(21)

Other comprehensive income (loss), net of tax	14	(9)	25	(32)

Comprehensive income	$144	$46	$301	$90

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
Share capital
Balance, beginning of period	$1,345	$1,337	$1,341	$1,334
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	5	1	9	4

Balance, end of period	$1,350	$1,338	$1,350	$1,338

Merger reserve	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period	$8	$10	$9	$10
Stock options exercised	—	—	(1)	—

Balance, end of period	$8	$10	$8	$10

Retained deficit
Balance, beginning of period	$(282)	$(505)	$(402)	$(559)
Earnings	130	55	276	122
Common share dividends	(35)	(7)	(61)	(20)

Balance, end of period(i)	$(187)	$(457)	$(187)	$(457)

Accumulated other comprehensive loss
Balance, beginning of period	$(191)	$(193)	$(202)	$(170)
Other comprehensive income (loss)	14	(9)	25	(32)

Balance, end of period	$(177)	$(202)	$(177)	$(202)

Shareholders’ equity	$898	$593	$898	$593

(i) Retained deficit comprises:
Deficit arising on cashless exercise of warrants in 2013			$(263)	$(263)
All other retained earnings (deficit)			76	(194)

			$(187)	$(457)

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 30 and Sep 24 (US $ millions)	Q3 2017	Q3 2016	9 mos 2017	9 mos 2016
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$130	$55	$276	$122
Items not affecting cash:
Depreciation and amortization	27	23	78	68
Deferred income tax	(3)	19	22	29
Loss on disposal of assets	2	—	9	—
Other items	12	5	8	14

	168	102	393	233
Net change in non-cash operating working capital balances	3	(5)	(52)	(51)
Net change in taxes payable and investment tax credit receivable	32	—	45	1

	203	97	386	183
Investing activities
Investment in property, plant and equipment	(56)	(24)	(174)	(58)
Investment in intangible assets	—	(2)	(3)	(5)

	(56)	(26)	(177)	(63)

Financing activities
Common share dividends paid	(35)	(7)	(60)	(20)
Accounts receivable securitization repayments, net	—	—	—	(30)
Issue of common shares	4	—	7	2
Repayment of debt	—	—	(200)	—

	(31)	(7)	(253)	(48)

Foreign exchange revaluation on cash and cash equivalents held	3	(2)	9	(7)

Cash and cash equivalents
Increase (decrease) during period	119	62	(35)	65
Balance, beginning of period	7	12	161	9

Balance, end of period	$126	$74	$126	$74